Exhibit 99.1
Berkshire Hathaway invests further $330 million in Bending Spoons following $600 million IPO investment
New investment brings Berkshire Hathaway’s ownership to 4%

Milan, Italy—October 14, 2026 | Bending Spoons has today announced a new $330 million investment from Berkshire Hathaway. The fresh investment takes Berkshire Hathaway’s total ownership stake of the technology company to 4%, having previously invested $600 million in Bending Spoons at its July 2026 initial public offering.

“For decades now, Berkshire Hathaway has been among the finest and most respected capital allocators in the world, and is a longstanding inspiration for Bending Spoons. We were delighted to welcome Berkshire Hathaway as shareholders at our public listing, and we’re equally delighted to reinforce the partnership through this fresh investment, which underscores our mutual respect and excitement for what lies ahead,” said Bending Spoons CEO and co-founder, Luca Ferrari. Francesco Patarnello, Bending Spoons Head of Business Acquisitions and co-founder, said: “Bending Spoons continuously evaluates M&A opportunities, and our pipeline remains strong. We believe Berkshire Hathaway’s investment reflects confidence in our team and Platform and will further enhance our financial flexibility and ability to pursue attractive acquisitions as part of our broader financing strategy.”

Undertaken as a private placement, Bending Spoons will issue 10 million ordinary shares at a purchase price of $33.00 per share. The securities described above have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The closing of the transaction is subject to customary closing conditions. Additional details regarding the private placement will be included in a Form 6-K to be filed by the Company with the U.S. Securities and Exchange Commission.

About Bending Spoons

Bending Spoons is built on the conviction that operational excellence enables efficient growth through acquisitions. It acquires digital businesses, implements deep transformations and ongoing optimizations to sustainably expand earnings, and reinvests in additional acquisitions, thereby continuing the compounding cycle. The company has executed this strategy for more than a decade and, to date, has never sold a material business.

Bending Spoons strives to envision the most successful version of an acquired business, and works to close the gap between its current state and that vision as quickly and completely as possible. The transformation is typically deep and entails reorganizing teams, overhauling technology, redesigning user interfaces, accelerating product development, and enhancing marketing and monetization. AI is often both a central component of the vision and a key tool in implementing the transformation.

Bending Spoons’ performance is driven by its Platform—comprising its people, proprietary technologies, and proprietary data—and reflects an intense focus on achieving exceptional talent density, cultural strength, and technical capabilities.

Bending Spoons’ main businesses include Airtable, AOL, Brightcove, Eventbrite, Evernote, Tractive, Vimeo, and WeTransfer.

About Berkshire Hathaway

Berkshire Hathaway and its subsidiaries engage in diverse business activities including insurance and reinsurance, utilities and energy, freight rail transportation, manufacturing, services and retailing. Common stock of the company is listed on the New York Stock Exchange, trading symbols BRK.A and BRK.B.

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Forward-looking statements

This press release contains forward-looking statements. All statements other than statements of historical fact contained in this press release are forward-looking statements. Forward-looking statements include statements about our objectives and outlook. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” “foresee,” “forecast,” “in our view,” “probably,” “likely,” or other similar expressions.

Forward-looking statements reflect our current expectations and are based on assumptions and information available as of the date of this press release. Actual results and events may differ materially from those expressed or implied by such forward-looking statements due to a variety of risks and uncertainties, some of which are beyond our control. These include the risks and uncertainties described in the sections Risk factors and Management’s discussion and analysis of financial condition and results of operations in our registration statement on Form F-1, which is on file with the U.S. Securities and Exchange Commission and is available on our investor relations website at investors.bendingspoons.com and on the U.S. Securities and Exchange Commission website at www.sec.gov.

Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, we assume no obligation to update any forward-looking statements.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, and will not constitute an offer, solicitation, or sale in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Contacts

Investors: investor-relations@bendingspoons.com

Media: press@bendingspoons.com

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